Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Matt Dallas Ph: 212-850-5664 Elizabeth Headon Ph: 353-1-498-0300

ELAN ANNOUNCES BOARD OF DIRECTOR CHANGES

DUBLIN, IRELAND, APRIL 10, 2007--Elan Corporation, plc today announced a number of changes and adjustments to the company's Board of Directors. Effective July 1, 2007 Dr. Floyd Bloom and Mr. Jeff Shames will become new non-executive members of the Board.

Effective at the upcoming Annual General Meeting, Dr. Alan Gillespie will be retiring from the Board after eleven years of service. Effective July 1, 2007, Mr. William Daniel will step down from being a member of the Board but will remain a valued member of executive management and corporate secretary for the company.

Elan's Chairman, Kyran McLaughlin commented “The Board enthusiastically welcomes Dr. Bloom and Mr. Shames to the Board. Their respective backgrounds in neuroscience and biotechnology as well as in global business management and finance will make them valued additions to the overall Board. We recognize the importance of having a mixture of relevant backgrounds and experience on our Board.  As previously communicated, we will continue to refine the Board's composition to achieve an appropriate mix of complimentary industry experience and a balance between non-executive and executive participation that will ensure proper representation and governance on behalf of our shareholders globally.

I would also like to thank Dr. Alan Gillespie and Mr. Liam Daniel for their valuable years of service to the company as Board members. Both have contributed in many meaningful ways to our efforts during their many years of dedicated service."

Kelly Martin, Elan's President and Chief Executive Officer, added "Our company continues to make progress in advancing our science and pipeline programs.  Further tangible advancements and additional execution success will lead to both growth and profitability.  In this regard, I and the entire executive management team look forward to working closely with Floyd and Jeff, as well as the entire board on continuing to plan and position Elan for near, intermediate and long term success.

I also would like to reinforce Kyran's appreciation for the guidance, dedication and support provided by both Alan and Liam during their time as Directors."

Board Appointments:

Dr. Floyd E. Bloom, MD, (70) is a world renowned innovative neuroscientist with a broad-based concept of structure and function of the nervous system, one of the major architects of modern neuroscience.  He was first to appreciate the necessity of in-depth study of comprehensive neurotransmitter systems at the anatomical, physiological and pharmacological levels. His works have found considerable applicability in many enigmatic disorders of the nervous systems, such as the addictive states, the dementias and the major psychoses.

Dr. Bloom is the retired Chairman of the Scripps Research Department of Neuropharmacology and was the previous Editor-in-Chief of Science. He also served as President of the American Association for the Advancement of Science (2002 -2003) and was Chairman of the Board of Directors (2003 -2004). A professor at Scripps Research since 1983, Dr. Bloom served as Chairman of the Department of Neuropharmacology (1989-2000; 2002 to present). A member of the National Academy of Science since 1977, Dr. Bloom is the recipient of numerous prizes for his contributions to science, including the Janssen Award in the Basic Sciences and the Pasarow Award in Neuropsychiatry. He is also a member of the Royal Swedish Academy of Sciences and a member of the Institute of Medicine. Dr. Bloom's more than 600 publications include the seminal work: The Biochemical Basis of Neuropharmacology.  Dr. Bloom attended Southern Methodist University in Dallas, Texas where he received an A.B. degree cum laude and then an M.D. degree form Washington University in St. Louis Missouri.

Mr. Jeffrey L. Shames (51) is the retired Chairman and Chief Executive Officer of MFS Investment Management (MFS) headquartered in Boston, Massachusetts. MFS is a global investment management company, a subsidiary of Sun Life Financial of Canada with more than $169 billion in assets under management with 15 offices worldwide, with 2,400 employees.  The company traces its origins to 1924 and the creation of America’s first mutual fund.

Mr. Shames is currently an executive in residence at the Massachusetts Institute of Technology (MIT) and has served on both the visiting committee and the Dean's Advisory Board of the Sloan School at MIT. He is the Chairman of the Board of Trustees of Berklee College of Music; a member of the Board of Trustees of City Year (a youth service organization); co-founder and member of the Board of Hurricane Voices, a not-for profit breast cancer foundation; and Trustee of the XPrize Foundation, (which recently completed a $10 million challenge grant for the first commercial space vehicle through its process of encouraging cross-disciplinary innovation to benefit society).  He graduated from Wesleyan University in 1977 and Massachusetts Institute of Technology’s Sloan School of Management in 1983.

Board Retirements:

Dr. Alan R. Gillespie, (56) CBE, PhD was appointed a Director of Elan in March 1996. He is Chairman of Ulster Bank Limited and Chairman of the International Finance Facility. From November 1999 until November 2002, he was Chief Executive Officer of CDC Group, plc and was previously a Managing Director of
Goldman Sachs International
Mr. William F. Daniel, (55) EVP and Company Secretary, was appointed a Director of Elan in February 2003. He has served as the Company Secretary since December 2001, having joined Elan in March 1994 as Group Financial Controller. In July 1996, he was appointed Group Vice President, Finance, Group Controller and Principal Accounting Officer. From 1990 to 1992, Mr. Daniel was Financial Director of Xtravision, plc. Mr. Daniel is a chartered accountant and a graduate of University College of Dublin.  Mr. Daniel will continue to serve as Company Secretary.

About Elan
Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.